SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 21 February, 2008


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


TR-1: Notifications of Major Interests in Shares


 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:


Bank of Ireland



2. Reason for the notification

(please place an X inside the appropriate bracket/s):


An acquisition or disposal of voting rights: ( X )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : ( )



 2. Full name of person(s) subject to notification obligation:


UBS Global Asset Management - IFS



 3. Full name of shareholder(s) (if different from 3) :


UBS Fund Services (Luxembourg) SA

UBS Fund Management (Switzerland) AG



 4. Date of transaction (and date on which the threshold is crossed or reached if different):


18 February 2008



 5. Date on which issuer notified:


20 February 2008





 6. Threshold(s) that is/are crossed or reached:

3%


8. Notified Details:


A: Voting rights attached to shares

Class/type of shares      Situation previous to the triggering transaction
if possible use ISIN
CODE
                      Number of shares             Number of voting rights

                      Non- notifiable Holdings     Non- notifiable Holdings



                        Resulting situation after the triggering transaction
Class/type of       Number of shares Number of voting rights % of voting rights shares
if possible use
ISIN
CODE
                                     Direct   Indirect       Direct   Indirect

                                                30,104,858                3.01%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration    Exercise/    No. of voting rights      % of voting
Financial   date          Conversion   that may be               rights
instrument                period/date  acquired (if the
                                       instrument
                                       exercised/
                                       converted)



Total (A+B)
Number of voting rights                      % of voting rights

     30,104,858                                3.01%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable


UBS Fund Services (Luxembourg) SA - 26,586,464 - 2.66%

UBS Fund Management (Switzerland) AG - 3,518,394 - 0.35% :



Proxy Voting:


10. Name of proxy holder:


UBS GAM on behalf of a number of asset management clients



11. Number of voting rights proxy holder will cease to hold:



12. Date on which proxy holder will cease to hold voting rights:



13. Additional information:



14. Contact name: John B. Clifford - Group Secretary



15. Contact telephone number: +353 1 6043400



For notes on how to complete form TR-1 please see the FSA website.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 February 2008